ROPES & GRAY LLP
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May 5, 2010	Andrew J. Sung
617-951-7961
617-235-7351 fax
andrew.sung@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:              Tabatha Akins

Mary Mast

Bryan Pitko

Re:          SEC Comment Letter dated April 27, 2010

Genzyme Corporation

Form 10-K for the year ended December 31, 2009

Filed on March 1, 2010

File No. 000-14680

Ladies and Gentlemen:

On behalf of Genzyme Corporation (the “Company”), this letter is to confirm our telephone conversation this afternoon with Ms. Akins of the staff of the Securities and Exchange Commission wherein we advised Ms. Akins that our response to the staff’s comment later dated April 27, 2010 would be provided by May 28, 2010.

Very truly yours,

/s/ Andrew J. Sung

Andrew J. Sung
Ropes & Gray LLP

cc: Jodie Vasily-Cioffi, Genzyme Corporation